FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
 (Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,

GRAND-DUCHY OF LUXEMBOURG
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item
1.	Minutes of QUILMES INDUSTRIAL (QUINSA), S.A.’s Ordinary Shareholder Meeting held on June 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: July 18, 2007	By:	/s/ João M. Giffoni Castro Neves
	Name:	João M. Giffoni Castro Neves
	Title:	Chief Executive Officer

Item 1

QUILMES INDUSTRIAL S.A.

MINUTES

of the Ordinary Shareholders' Meeting
of June 29, 2007
held at the premises of Dexia-Banque Internationale à Luxembourg
69, route d’Esch
Luxembourg

In the year two thousand and seven, the twenty-ninth of June at 10.00 a.m., the shareholders of QUILMES INDUSTRIAL S.A., a Luxembourg holding company with a share capital of $34,696,460 divided in 631,772,693 Class A shares and 48,768,241 Class B shares held its Ordinary General Meeting at Dexia-Banque Internationale à Luxembourg in Luxembourg. The meeting had been convened by notices published in the Mémorial "Recueil Spécial des Sociétés et Associations" C-N° 1116 of June 11, 2007 and C-N° 1207 of June 20, 2007, in the Luxemburger Wort of June 11, 2007 and June 20, 2007.

An attendance list had been established and signed by all shareholders present at the General Meeting.

The General Meeting was presided over by Mr. João M. Giffoni Castro Neves.

The attending shareholders adopted the proposal of the Chairman to name as scrutineers:

Mr. Pedro Mariani	representing Beverage Associates Holding Ltd (BAH) and NCAQ Sociedad Colectiva

Mr. Tom Loesch	representing Dunvegan S.A.

Mr. Jean-Benoît Lachaise was appointed Secretary of the meeting.

The Chairman opened the meeting by declaring upon the report of the scrutineers that shareholders holding together 650,439,826 shares representing 95.58% of the shares currently issued are present or represented (which correspond to 98.80% of the voting rights in Quinsa).

The Chairman placed on the table the convening notices published in the Mémorial "Recueil Spécial des Sociétés et Associations" and in the Luxembourg press, duly convened to deliberate over the following agenda.

1)	Reports of the board of directors and the statutory auditors and approval of the statutory accounts ended 31st December 2006.
2)	Reports of the board of directors and the independent auditors and approval of the consolidated accounts ended 31st December 2006.
3)	Remuneration of the board of directors and Audit Committee.
4)	Appropriation of results for the financial year ending 31st December 2006 (including decision on dividend declaration).
5)	Discharge to the directors and statutory auditors for the financial year ending 31st December 2006.
6)	Acquisition of own shares.
7)	Appointment of directors.

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8)	Appointment of Statutory Auditors.
Appointment of Independent Auditors for the consolidated financial statements.
9)	Vote on any other business proposed by the Board of Directors.

The Chairman declared that the report of the board of directors, the unconsolidated accounts of the parent company as well as the consolidated accounts of Quinsa and its consolidated subsidiaries had been made available to the Statutory Auditor and to the Independent Auditors within the period fixed by Luxembourg law and that such documents were available for inspection by the shareholders at the registered office during the 15 days' period preceding this meeting.

All attendants had received the Management Report, together with unconsolidated and consolidated accounts.

On behalf of the Board of Directors, Mr João M. Giffoni Castro Neves presented the highlights of the financial year 2006 and the status of the company:

Quote

As many of you are aware, during 2006 Companhia de Bebidas das Americas (“AmBev”) increased its ownership and took full control of Quinsa. Although I took over the position of Chief Executive Officer in January 2007, I have been following the Company for many years, first as one of the AmBev officers involved in the negotiations that resulted in AmBev’s original acquisition of Quinsa stock in 2003, and more recently as a Quinsa director. This background is what makes me particularly excited about our Company’s future. The combination of its solid brands, strong distribution, state-of-the-art technology and excellent people with best practices developed around the world will necessarily lead what is already a successful company to even higher levels of performance.

We are in the process of implementing a number of initiatives already in place across the InBev system. Among other things, we are introducing the Zero-Based Budget program which should be fully implemented before the end of the current year. We are also establishing a Shared Business Service Centre along the lines of those already established in Brazil and Europe where all back-office processes will be performed, and a centralized and expanded Purchasing Centre to handle a wide-range of transactions, including the hiring of service providers.

Financial Performance
The Company’s performance during 2006 again exceeded our expectations. Our markets continued to grow both in absolute terms and on a per capita basis. Beer volume sales increased 9.1% to 17,956,000 hectolitres, reflecting strong volume growth in all of our markets. Growth was particularly strong in Argentina and Bolivia, although Chile, Uruguay and Paraguay posted strong growth in percentage terms. Soft drink volumes increased 25.4% to 10,698,000 hectolitres, as a result of continued market growth in Argentina.

Net sales increased 22.2% to US$ 1,166.3 million, as a result of the volume increase in both beer and soft drinks. Average prices were also higher than in 2005, particularly in Argentina and Paraguay.

Improvements in industrial efficiency led to cost savings, which in turn allowed the Company to absorb increases in the cost of certain raw materials and inputs, such as resin for PET bottles, labour and energy. While gross margin increased to 59.3%, from 57.4% in 2005, this improvement was exclusively due to lower depreciation as a percentage of sales.

3

Selling and marketing expenses increased 22.0% to US$265.0 million reflecting an increase in volumes and higher freight and labour costs, particularly in Argentina, and to restructuring costs related to our commercial network. Administrative expenses increased 34.5% to US$73.7 million, although more than 70% of this increase was caused by non-recurring expenses related to the restructuring of our management team. The balance of the increase was mostly the result of increases in personnel-related costs in Argentina.

Other operating income increased to US$15.3 million, from US$5.7 million in 2005, principally as a result of the net sale of fixed assets, which included the sale of the former Brahma brewery and other related assets in Argentina, and the reversal of contingency reserves set up upon the acquisition of the PepsiCo beverages franchise in Argentina.

Other operating expenses declined to US$4.6 million in 2006, from US$7.7 million the previous year, principally because during 2005 the Company had contributed US$2.0 million to its water business joint venture. At that time, these contributions were considered an expense because the business’ equity was technically negative. Performance has since improved significantly, and equity is now positive.

As a result of these developments, operating profit increased 32.7% to US$363.6 million, from US$274.1 million in 2005.

Net finance costs increased to US$49.9 million from US$40.7 million, principally due to finance charges related to contingencies. This offset the favourable effect of higher yields on the Company’s short-term investments as market rates increased, higher cash balances, and a virtually stable average rate for the Company’s borrowings.

Income tax expense increased to US$113.2 million in 2006, compared to US$71.9 million a year earlier due to an increase in both net profit before tax and the effective tax rate, which was 36.1% for 2006 and 30.8% for 2005. The higher effective tax rate was the result of a new US$8.4 million tax provision related to tax litigation at our subsidiaries, that accounts for virtually all of the increase.

Profit for the year was US$200.5 million, compared to US$161.6 million in 2005. Of this total, US$165.8 million was attributable to equity holders of the Company (US$131.4 million in 2005), while US$34.7 million was attributable to minority interest (US$30.2 million in 2005).

Earnings per share attributable to the equity holders of the Company increased to US$0.153 per Class A share and to US$1.533 per Class B share during 2006, compared to US$0.119 and US$1.171, respectively, during 2005. The increase was a result of the Company’s higher net profit for the year, since there were no relevant changes in the number of shares outstanding throughout 2006.

Unquote

He then invited the independent auditor and statutory auditor to report.

Mr. Mervyn Martins, PricewaterhouseCoopers, Luxembourg presented the Statutory Auditors’ report on the parent company.

Mr. Mervyn Martins, PricewaterhouseCoopers, Luxembourg presented the Independent Auditors' report on the consolidated accounts.

Thereafter, Mr Jason Dahl of Arnhold and S. Bleichroeder Advisors LLC made a statement, a copy of which is attached hereto as Appendix I.

Then, Mr Charles Demoulin as proxyholder of Punch Card Capital LP also made a statement to the meeting. A copy of such statement is attached hereto as Appendix II.

4

The meeting then took note of a copy of a list of questions which Deminor prepared for the meeting. The Chairman confirmed that the request of Deminor to have the statement attached to the minutes would be granted and a copy thereof is attached as Appendix III.

The Chairman or upon invitation of the Chairman, the CFO, Mr Gustavo Castelli or Mr Pit Reckinger of Elvinger, Hoss & Prussen provided answers to each of the questions which were raised and some of the points gave rise to debate.

There were some additional questions and statements from Mr Demoulin and Mr Dahl which were equally discussed.

Following these deliberations, the meeting proceeded to the votes1.

First resolution

Following receipt and consideration of the reports of the Board of Directors and of the Statutory Auditors, the General Meeting approves the statutory financial statements containing the balance sheet and the profit and loss account for the year ending December 31, 2006 of QUILMES INDUSTRIAL (QUINSA) S.A. as presented by the Board of Directors.

Votes in favour of the resolution	604,556,933 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and 100 shares owned to Mr. J.F. Delplace)

41,605,692 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 99.34%)

Votes against	257,916 Class B shares
(0.04%)

Votes abstaining	4,019,285 Class B shares
(0.62%)

The resolution is adopted

Second resolution

Following receipt and consideration of the reports of the Board of Directors and of the Independent Auditors, the General Meeting approves the consolidated financial statements containing the consolidated balance sheet and profit and loss account for the year ending December 31, 2006 of QUILMES INDUSTRIAL (QUINSA) S.A. and its subsidiaries for as presented by the Board of Directors.

1 The Chairman as proxyholder of The Bank of New York (the ADR Depositary) voted the shares representing the ADRs in accordance with instructions received and abstain in respect of  shares representing ADRs where no specific instructions were received from The Bank of New York.

5

Votes in favour of the resolution	604,556,933 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and 100 shares owned to Mr. J.F. Delplace)

41,605,692 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 99.34%)

Votes against	257,916 Class B shares
(0.04%)

Votes abstaining	4,019,285 Class B shares
(0.62%)

The resolution is adopted

Third resolution

In accordance with Article 14 of the Articles of Incorporation, a remuneration of $100,000 is allocated to the Board of Directors for the year 2006.

A remuneration of $245,000 is allocated to the audit committee members for the year 2006.

Votes in favour of the resolution	604,440,000 Class A shares

38,492,526 Class B shares

(together 98.85%)

Votes against	116,933 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and 100 shares belonging to Mr. J.F. Delplace)

3,370,022 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 0.53%)

Votes abstaining	4,020,345 Class B shares
(0.62%)

6

The resolution is adopted

Fourth resolution

The General Meeting approves the distribution on account of the profits for the year ending December 31, 2006 as proposed by the Board of Directors.

The General Meeting resolves the payment of:
-	a dividend of $0.045818 (net) to each Class A share.
-	a dividend of $0.458180 (net) to each Class B share.
The dividends shall be paid on the date fixed by the Board of Directors. The balance of available profits will be carried forward.

Votes in favour of the resolution	604,556,933 Class A shares

(of which 78,020 shares owned by Punch Card
Capital, 2 shares owned by Deminor and
100 shares owned to Mr. J.F. Delplace)

41,606,032 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 99.34%)

Votes against	257,916 Class B shares
(0.04%)

Votes abstaining	4,018,945 Class B shares
(0.62%)

The resolution is adopted

Fifth resolution

By a special vote, the General Meeting resolves to discharge the Directors from any liability resulting from their management obligations during the year 2006.

By a special vote, the General Meeting resolves to discharge the Statutory Auditor from any liability resulting from his mandate for the same period.

Votes in favour of the resolution	604,478,811 Class A shares

40,178,504 Class B shares

(together 99.11%)

Votes against	257,916 Class B shares

(together 0.04%)

7

Votes abstaining	78,122 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and
100 shares owned to Mr. J.F. Delplace)

5,446,473 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 0.85%)

The resolution is adopted
Sixth resolution

In accordance with article 49 (2) of the law of 10th August 1915 on commercial companies, the General Meeting herewith renews the authorization to the Board of Directors to acquire on behalf of QUILMES INDUSTRIAL (QUINSA) S.A. or through any subsidiary of QUILMES INDUSTRIAL (QUINSA) S.A., Class A shares or Class B shares (including those held in the form of American Depositary Receipts) for a maximum number of shares representing 10% of the Company’s share capital. This authorization shall be valid for 18 months. Share acquisitions can be done through the Luxembourg Stock Exchange and the New York Stock Exchange or outside such exchanges at a price of up to $3.35 for the Class A shares, $33.53 for the Class B shares and $67.07 for the ADSs, each of which represent 2 Class B shares.

Votes in favour of the resolution	604,440,100 Class A shares

(of which 100 shares owned to Mr. J.F. Delplace)

39,909,122 Class B shares

(of which
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 99.06%)

Votes against	38,811 Class A shares

1,939,420 Class B shares

(together 0.31%)

Votes abstaining	78,022 Class A shares

(of which 78,020 shares owned by
Punch Card Capital, 2 shares owned by Deminor)

8

4,034,351 Class B shares

(of which 14,716 shares owned by Punch Card Capital)

(together 0.63%)

The resolution is adopted

Seventh resolution

The General Meeting acknowledges the resignations as of August 8, 2006 of Messrs Jacques Louis de Montalembert, Alvaro Sainz de Vicuña, Federico Sainz de Vicuña, BAC represented by William Engels, F. Horacio Crespo and Alexander Harper.

Upon request of a shareholder, the Chairman confirmed that Mr Floreal Horacio Crespo has no material relationship with the controlling shareholder.

The General Meeting confirms the appointment by the Board Meeting of August 29, 2006 of Mr Floreal Horacio Crespo as director of the Company. The term of office of Mr Floreal Horacio Crespo as director shall expire at the Annual General Meeting of 2012.

Votes in favour of the resolution	604,556,933 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and 100 shares owned to Mr. J.F. Delplace)

38,635,286 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 98.89%)

Votes against	3,227,762 Class B shares
(0.49%)

Votes abstaining	4,019,845 Class B shares
(0.62%)

The resolution is adopted

Eighth resolution

The meeting further noted that Mr Jacques Louis de Montalembert, Mr Carlos Alberto da Veiga Sicupira and Mr Gustavo Alfredo Horacio Ferrari, resigned from their offices as members of the board of directors of the Company with effect on the date of this General Meeting. The meeting acknowledges their resignations.

9

The General Meeting resolves to appoint as director Mr Fernando Martin Minaudo.

The term of office of Mr Fernando Martin Minaudo as director shall expire at the Annual General Meeting of  2012.

Votes in favour of the resolution	604,478,811 Class A shares

38,500,570 Class B shares

(together 98.85%)

Votes against	3,227,762 Class B shares
(0.50%)

Votes abstaining	78,122 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and 100 shares owned to Mr. J.F. Delplace)

4,154,561 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 0.65%)

The resolution is adopted

As a consequence of these resolutions the board of directors is composed as follows:

1. Mr Victorio Carlos De Marchi	Co-Chairman
2. Mr Alvaro Cardoso de Souza	Co-Chairman
3. Mr Milton Seligman
4. Dunvegan S.A. represented by Mr Lucas Machado Lira
5. Mr. Fernando Martin Minaudo
6. Mr João M. Giffoni Castro Neves
7. Mr Floreal Horacio Crespo

Ninth resolution

The General Meeting elects as Statutory Auditors for the financial year ending on 31 December 2007 for QUILMES INDUSTRIAL (QUINSA) S.A., KPMG Audit, Luxembourg and further elects KPMG Audit, Luxembourg as Independent Auditors for the financial year ending 31 December 2007 and mandates the Board of Directors to negotiate the extent, the form and remuneration of these mandates.

Votes in favour of the resolution	604,556,933 Class A shares

(of which 78,020 shares owned by Punch Card Capital, 2 shares owned by Deminor and 100 shares belonging to Mr. J.F. Delplace)

10

41,604,582 Class B shares

(of which 14,716 shares owned by Punch Card Capital
40,000 owned by Arnhold Bleichroeder Holdings
40,000 owned by The Global Beverage Fund Ltd
40,000 owned by Duma Master Fund LP)

(together 99.34%)

Votes against	259,316 Class B shares
(0.04%)

Votes abstaining	4,018,995 Class B shares
(0.62%)

No other matter was brought up by the Board under item nine of the agenda.

The Chairman thereupon closed the meeting at about 12.10 hours.
The Chairman

João M. Giffoni Castro Neves

A Scrutineer	A Scrutineer	The Secretary

Pedro Mariani	Tom Loesch	J.B. Lachaise

APPENDIX I

Statement of Arnhold and S. Bleichroeder Advisers, LLC

To the Ordinary General Meeting of
QUILMES INDUSTRIAL, S.A. Held on Friday, June 29, 2007
At 10:00 a.m.
At Dexia Banque Internationale à Luxembourg
69, route d’ESCH, L-2953 Luxembourg

To The Board of Directors:

Our firm and clients we advise have been shareholders of Quilmes since January 2005. As of the record date for this meeting we held on behalf of our firm and clients 737,450 American Depositary Shares of Quilmes Industrial S.A. (“Quinsa”), equivalent to 1,474,900 Class B shares, or approximately 16.9% of the Class B shares not held by Companhia de Bebidas das Américas (“AmBev”), or its affiliates.

For the entire period of our investment in Quinsa we have been minority shareholders, as we are today. However, when we initiated our investment in Quinsa, control of the company was shared between AmBev and members of the Bemberg family.  On August 8, 2006 Quinsa announced the completion of a transaction between those two shareholders.  As a result, AmBev now owns a 91.18% economic interest which represents a 97.16% voting interest in Quinsa. AmBev now has the voting power to determine all matters requiring shareholders’ approval, including the power to select and elect all the Quinsa directors.

We do not question this control.  However, control does not absolve Quinsa’s Board of Directors and its management from their fiduciary obligations to act in the best interest of all of the company’s shareholders.  The Quinsa Code of Ethics adopted on June 6, 2004 has this to say:

“We must strive to foster a culture of honesty and accountability.  Our commitment to the highest level of ethical conduct should be reflected in all of the Company’s business activities including relationships with employees, customers, suppliers, competitors, the government, the public, and shareholders.  All of our employees, managers and directors must conduct themselves according to the language and spirit of this Code and seek to avoid even the appearance of improper behavior.  Even well intentioned actions that violate the law or this Code may result in negative consequences for the Company and for the individuals involved.

One of our Company’s most valuable assets is our reputation for integrity, professionalism and fairness.  We should all recognize that our actions are the foundation of our reputation and adhering to this Code and applicable law is imperative”

Article 2 of the Code of Ethics specifically addresses conflicts of interest.  Again we excerpt directly from the Code:

“Our employees, managers and directors have an obligation to conduct themselves in an honest and ethical manner and act in the best interest of the Company. All employees, managers and directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company.”

“A‘conflict of interest’ occurs when a person’s private interest interferes in any way, or even appears to interfere, with the interest of the Company, including its subsidiaries and affiliates.”

“A conflict of interest can arise when an employee, manager or director takes an action or has an interest that may make it difficult for him or her to perform his or her work objectively and effectively.”

“Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples of situations which may constitute a conflict of interest:

–	Working, in any capacity, for a competitor, customer or supplier while employed by the Company.

–	Competing with the Company for the purchase or sale of property, products, services or other interests.

–	Having an interest in a transaction involving the Company, a competitor, customer or supplier

–	Directing business to a supplier owned or managed by, or which employs, a relative or friend.”

“In the event that an actual or apparent conflict of interest arises between personal and professional relationships or activities of an employee, manager or director, he/she should handle such conflict of interest in an ethical manner in accordance with the provisions of this Code.”

On November 9th of last year AmBev announced its intention to acquire through a voluntary tender offer all of the shares in Quinsa that it did not already own.  On November 14th the Board of Directors of Quinsa announced its preliminary determination that the offer price was fair to Quinsa’s shareholders other than

AmBev.  On January 25, 2007 the Board of Directors unanimously decided to recommend that shareholders tender their shares in the offer.

Having reviewed the offer and the process supporting the Board’s recommendation, we informed the Quinsa Board of Directors via letter dated February 13, 2007 of our intention not to tender into the voluntary offer. We stated our belief that the price offered by AmBev was inadequate and did not reflect Quinsa’s fundamental value, future prospects, or recent valuations paid to acquire brewing assets.  Moreover, we felt that the price offered was depressed by material conflicts of interest that undermined the process of representing the minority shareholders’ interest.  Our reasons for this determination are more fully discussed in the letter which we have attached to this statement as an appendix.

As we go forward we recognize, as you do, that these conflicts will continue to exist. The question is how you will deal with them in a manner that fulfills your fiduciary obligation to treat every shareholder equally and fairly. We have some suggestions.

CORPORATE GOVERNANCE

We note that Institutional Shareholder Services (ISS) has recommended a vote against four of the nine proposals on this meeting’s agenda.  They have also noted deficiencies in the proxy itself and the obligation of the Board to convey information to shareholders in advance of the meeting.  We believe you should use this analysis as a basis for improving your adherence to best corporate governance practices.  We have attached a copy of the ISS analysis as an appendix to this statement for your consideration.

Most importantly ISS has recommended a vote against the proposed slate of directors. According to ISS classification criteria, only two current directors can be classified as independent. Because he is also a director of AmBev, Mr. Alvaro de Souza can not be considered an independent director by ISS.  This is also true under “The Ten Principles of Corporate Governance of the Luxembourg Stock Exchange”.  Parenthetically we note that Mr. Carlo Hoffman, Secretary General of Quilmes, served as a member of the “Corporate Governance” working group which established these principles.

Recommendation 3.4 of the Ten Principles provides that “Every board should have a sufficient number of independent directors”.

Recommendation 3.5 of the Ten Principles states: “to be considered independent, a director must not have any significant business relationship with the company. . . its controlling shareholders or executives that is liable to create a conflict of interest which could impair the independence of the director’s judgment.”

The Quinsa Audit Committee Charter adopted July 29, 2005 and currently posted on the company’s website provides that “The Audit Committee shall consist of at least four members comprised solely of independent directors meeting the independence and experience requirements of the New York Stock Exchange and the U.S. Securities and Exchange Commission.”

In consequence of the above we recommend:

The Board of Directors should include no fewer than four (4) independent directors, meeting independence and experience requirements of the New York Stock Exchange and the U.S. Securities and Exchange Commission.

The Audit, Nomination and Remuneration committees should be comprised only of independent non-executive directors.

Further, minority shareholders should be allowed to nominate at least one (1) of the independent directors.

OVERSIGHT

Given AmBev’s control of the company and its expressed preference to combine the company’s operations with its own, we are concerned about potential conflicts which could damage Quinsa’s current and future operations and prospects. In particular we are concerned that inter-corporate transactions could be entered into which would advantage AmBev and its shareholders to the disadvantage of Quinsa and its shareholders. We are also concerned that AmBev may prevent Quinsa from pursuing business opportunities from which it might otherwise have benefited.

This concern is exacerbated by the recent decision to link the performance compensation of Quinsa’s management to AmBev stock. With no apparent irony, The Management Report states: “We believe this package ties top management’s compensation to actual performance, and therefore aligns the interest of management and shareholders.”

Clearly this arrangement aligns the interest of Quinsa’s management with the interest of AmBev shareholders rather than the interest of their own shareholders, to whom they owe a fiduciary duty.

The decision to add this additional clear conflict when so many others already exist raises questions about management’s and directors’ intentions to abide by its own code of ethics which states clearly “management and directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the company”.

In view of the foregoing we recommend:

The Audit Committee should be required to review all inter-corporate transactions between Quinsa and AmBev to determine that they are in the interest of Quinsa, and that better terms or conditions could not have been obtained alternatively.

A report should be made to the Board of Directors which describes the terms and conditions of each transaction, affirms that it is in the interest of Quinsa, that better terms and conditions are not available alternatively, and describes the process for reaching such a determination.

Upon consideration of the report, the Board should approve or disapprove the transaction.

All inter-corporate transactions between Quinsa and AmBev which are approved by the Board of Directors should be reported to the U.S. Securities and Exchange Commission on Form 8K (or other appropriate form) within the required time limit for filing such forms.

The compensation scheme for Quinsa management should be revised to eliminate all ties to AmBev stock, thus removing this clear conflict of interest. Ideally management’s compensation should be linked to the performance of Quinsa stock.

TRANSPARENCY:

As recognized in Article 3 of the Company’s Code of Ethics

“The Company has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the Company’s financial condition and results of operations. Our reports and documents filed with or submitted to the United States Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure. The Company has established a Disclosure Committee consisting of senior management to assist in monitoring such disclosures.”

AmBev has previously attempted to purchase the shares of Quinsa that it does not already own at a price which the market subsequently deemed to be too low. We have no problem with that. AmBev is entitled, along with all other investors, to bid or not bid for the shares of Quinsa at whatever price it wishes. Likewise, Quinsa shareholders have a right to offer or not offer their shares for sale at whatever price they believe to be fair.

That is the essence of the market place. But for the market place to work fairly and efficiently, all shareholders must be fully informed on a timely basis regarding the operations of the business. This concept is enshrined in the laws and regulations of virtually every jurisdiction including Luxembourg and New York where the company’s securities are traded.

Today AmBev controls not only the operations of Quinsa but also the presentation of the results of operations to other shareholders. Accounting is to some degree an arcane art. Any one of several alternative presentations of the same results might be characterized as “fair and accurate.” Because of this, it is recognized that full disclosure of results requires additional information in the form of notes to the presentation in order to allow a full understanding of the status and direction of a company’s business.

We note that the full accounts for the year 2006 (which have only recently been available upon request) were impacted by a number of non-recurring items, as well as the establishment and the adjustment of non-cash provisions. This underscores that both the compilation and presentation of results depends to some degree upon judgments and estimates made by management and the Board of Directors - some of which are likely to be further refined in future results.

In order that all shareholders may make investment decisions based on full and fair disclosure of corporate results on a timely basis we recommend:

All items affecting the income statement, balance sheet and cash flow statement that are non-recurring in nature should be identified both individually and collectively in a note to the accounts. Items affecting the statements in a positive direction should be identified separately from those items affecting the statements in a negative direction.

All changes in non-cash provisions should be identified both individually and collectively in a note to the accounts and an explanation given for the change. Items affecting the statements in a positive direction should be identified separately from those items affecting the statements in a negative direction.

The company should prepare and disseminate in a timely fashion quarterly results of operations. These results should include an income statement, balance sheet and cash flow statement along with appropriate notes (including the information referenced above), which taken together provide a full understanding of the results.

The executive management of the company should conduct conference calls with shareholders on a quarterly basis. These calls should coincide with the release of quarterly results of operations and allow shareholders to ask questions of management. The conference calls should be accessible to all shareholders through the company’s web site.

The preamble to the Ten Principles states that good corporate governance among other things is designed to “ensure integrity and transparency in the decision-making process.”

It also recognizes that “unlike in certain neighboring countries, Luxembourg listed companies are often controlled by one or more major shareholders.” In this context the Preamble recognizes that “the shareholders, and in particular institutional investors, have a paramount role to play in carefully evaluating a company’s corporate governance.” It also admonishes “it is important that the controlling or strategic shareholders make judicious use of their power and respect the rights and interests of the minority shareholders.

As stated in its Preamble, “The main objective of the Ten Principles of Corporate Governance is to contribute to the creation of long-term value.” We believe our interests can be aligned in this objective as long as the Board of Directors of Quinsa meets its fiduciary responsibility to treat all shareholders equally.

The recommendations we are making here today are designed to meet that objective by ensuring integrity and transparency in the decision-making process. These are fundamental corporate principles recognized in the Company’s Code of Ethics, and the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange. We can all agree that one of Quinsa’s - and AmBev’s - and your most valuable assets is your reputation for integrity, professionalism and fairness. We should all recognize that our actions are the foundation of our reputation.

We respectfully request that this statement and its appendices be made a part of the minutes of this meeting. Recognizing our own responsibility for monitoring and compliance under the Ten Principles, we intend to review the issues in this statement with our advisors to determine whether any matters warrant further action and might be inconsistent with the rules and regulations of the applicable regulatory agencies.

Respectfully submitted,

Arnhold and S. Bleichroeder Advisers, LLC

APPENDIX I

Letter to the Board of Directors of
Quilmes Industrial S.A. (Quinsa)
From Arnhold and S. Bleichroeder Advisers, LLC
Dated February 13, 2007

Voluntary $67.07 Offer to Quinsa Minority Shareholders is Rejected as Inadequate by Shareholder Arnhold and S. Bleichroeder Advisers, LLC

NEW YORK — (BUSINESS WIRE) — Arnhold and S. Bleichroeder Advisers, LLC today announced that it has sent the following letter to the Board of Directors of Quilmes Industrial (Quinsa) SA (NYSE ADSs: LQU):

February 13, 2007

The Board of Directors
Quilmes Industrial (Quinsa) SA
84, Grand-Rue
L-1660 Luxembourg

To the Members of the Board:

Our firm and funds that we advise are the holders of more than 666,700 American Depositary Shares (“ADSs”), of Quilmes Industrial (Quinsa) SA (“Quinsa”), equivalent to 1,333,400 Class B shares, or approximately 15.3% of the Class B shares not held by Companhia de Bebidas das Americas – AmBev (“AmBev”), or its affiliates. We are writing to inform you of our intention not to tender into the $67.07 voluntary offer by AmBev for the minority shares of Quinsa, which must receive, per the Offer Document, at least 3,939,387 of the Class B shares in order to be successful. We believe that the price offered by AmBev is inadequate and does not reflect Quinsa’s fundamental value, future prospects, or recent valuations paid to acquire brewing assets. Moreover, we feel that the price offered was depressed by material conflicts of interest that undermined the process of representing the minority shareholders’ interests.

Flawed Process

We cannot support an offer derived through a process that would not stand up to tests of fundamental fairness and good corporate governance, per international norms. This offer was tabled by AmBev, presented to a board appointed by AmBev, evaluated by Quinsa’s executive management, and then by Citigroup Global Markets Inc. (“Citigroup”), for whom AmBev has been a significant client, including in prior purchases of Quinsa shares by AmBev. No independent board member or representative negotiated the price of the offer with AmBev. In fact, neither the board itself nor its agents negotiated the price of the offer with AmBev.

To meet standards of good governance and to convince minority shareholders that our interests were safeguarded, we believe that, at a minimum, the board should have formed a special committee, that the special committee should have hired independent financial and legal advisers, and that this committee should have made an attempt to negotiate the price of the offer. We realize that these minimums are not a requirement of Luxembourg law, per the Offer Document. However, the fact that such safeguards are the norm in jurisdictions with more developed takeover laws makes it clear to us that good governance and best practice have been disregarded in this case – and we therefore cannot support the present offer.

Change of Control

Control passed with the transaction announced in May, 2002 between AmBev and Beverages Associates (BAC) Corp. (“BAC”). As a result of the May 2002 agreement, BAC and AmBev entered into a put-call arrangement and an associated shareholders agreement that amounted to a change of control. Under the put-call agreement, BAC had the right to sell its remaining shares in Quinsa to AmBev in exchange for newly issued shares of AmBev. The put option could be exercised by BAC beginning in April, 2003 and in April of each year thereafter. Similarly, AmBev held a call option on BAC’s Quinsa shares that could be exercised beginning in April, 2009 and each year thereafter.

The number of shares of AmBev that would be issued to BAC in the event that its put option was exercised was to be calculated pursuant to a valuation formula. This formula was based on Quinsa’s and AmBev’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). AmBev’s EBITDA multiple was to be based on its 90-day weighted average share price multiplied by AmBev’s total shares outstanding plus consolidated net debt, divided by AmBev’s EBITDA for the prior fiscal year.  Quinsa’s equity value was to be determined by applying AmBev’s multiple to Quinsa’s EBITDA for the prior fiscal year and subtracting Quinsa’s net debt as reflected on its most recent balance sheet. (See Quilmes Industrial (Quinsa), SA, SEC Schedule 13D dated May 1, 2002.) This agreement was subsequently amended when BAC negotiated the sale of its remaining shares in Quilmes International (Bermuda) Ltd. (“QIB”) to Quinsa in August 2005.

On April 13, 2006 AmBev issued a press release announcing that BAC had “agreed to sell its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends, and interest.”  It further stated that the transaction superseded the put and call options.  The parties agreed that the purchase price would be paid in cash rather than in AmBev shares.  The purchase price corresponded to a projected

EBITDA multiple for Quinsa for the year ended December 31, 2006 of between 9.3 and 9.5x Quinsa’s projected earnings for fiscal year 2006.  The 2006 estimate was calculated based on AmBev’s guidance for Quinsa’s EBITDA growth issued previously on February 23, 2006 (up 8 - 10%).

The May 2002 agreement amounted to a change of control transaction. The pricing mechanism was set, and the ultimate avenue for sale of BAC’s entire stake to AmBev was delineated. That agreement and the associated Quinsa Shareholders Agreement, as described in the May 1, 2002 Schedule 13D filed by AmBev necessitates the affirmative consent of AmBev for all actions pertaining to “operating and capital budgets, capital expenditures, material or multi-year contracts, business outside of beverages or South America, product pricing, operating targets, changes in senior management compensation, issuances and repurchases of shares, incurrence of debt or guarantees in excess of certain thresholds, granting of liens, changes in dividend policy, delisting of Quinsa, merger or sale of Quinsa or its significant subsidiaries, material asset sales or spin offs, material acquisitions, transactions with AmBev or the Quinsa’s or AmBev’s affiliates, change of external auditors, material changes in accounting principles, or policies, institution of proceedings outside of the ordinary course of business, changes in the charter or by-laws of Quinsa or its significant subsidiaries, filing for bankruptcy, liquidation or dissolution of Quinsa or its significant subsidiaries”.

Consequently, the price agreed to in April 2006 for the balance of BAC’s shares did not reflect a control premium. It was the negotiated price for raising AmBev’s already controlling stake from 56.72% up to 91.18%.  AmBev negotiated for a minority holding with a third party, namely BAG, and arrived at a presumably fair price for both parties, which amounted to 9.3 – 9.5x EBITDA.  AmBev is now again attempting to acquire additional non-controlling shares - but from minority shareholders who, in our view, have neither been adequately represented, and nor permitted to negotiate - and at a value well below what it paid BAC.

Inadequate Value

In addition to representing a lower multiple of EBITDA than what was offered to BAC, we believe AmBev’s current offer to minority shareholders fails to reflect fair value for Quinsa for the following reasons.  First, the performance of the business has markedly improved. Almost one year after the April 2006 agreement with BAC, Quinsa’s operations have improved dramatically. While Quinsa has not yet filed audited results for 2006, AmBev’s new guidance issued on November 9, 2006 for Quinsa’s EBITDA growth in 2006 (up 16 – 20%) is twice what they projected at this time last year, when BAC and AmBev agreed on the sale of BAC’s remaining shares.  Even that figure may ultimately prove to be low as Quinsa reported on August 14, 2006 that its EBITDA grew by 20% in the six months ended June 30, 2006. While Quinsa only reports its results twice per year, AmBev further reported in conjunction with its third quarter earnings release on

November 9, 2006 that Quinsa’s EBITDA increased by 31.9% for the three months ended September 30, 2006.

Second, the Projections provided by Quinsa’s management for future years which were included in the formal offer to minority shareholders did not include synergies and cost savings that are expected from the complete integration of Quinsa into AmBev.  We believe these synergies and cost savings are likely to be significant.  For example, one investment analyst has publicly estimated these benefits to total approximately US$68 million.  We do not believe any capitalized value of the savings are represented in the present offer.

Third, BAC was bound by a put/call agreement entered into in 2002.  Had they not sold their shares, beginning in 2009 AmBev would have had the right to buy the shares at a time of its own choosing based on the trailing results of the business. The minority shareholders are under no such restraint or obligation to sell their shares. Additionally, one may argue that given AmBev’s control of the board of Quinsa, it has now moved to “call” shares from the minority shareholders, clearly at the time it deems most beneficial to AmBev.

Fourth, AmBev announced on February 1, 2007 that its Canadian subsidiary, Labatt had agreed to buy Lakeport Brewing Income Fund. Lakeport is a brewer based in the province of Ontario, Canada. The purchase price, including long-term debt and non-controlling interest, equates to about 13x 2006 estimated EBITDA according to Merrill Lynch. This represents approximately a 38% premium over the valuation currently offered to the minority shareholders of Quinsa, based on management’s estimate of Quinsa’s 2006 results.

The April 2006 BAC Transaction

Finally, we think AmBev should pay the same value, to minority shareholders that it paid in the April 2006 transaction with BAC that was negotiated presumably at arm’s length by BAC and AmBev. AmBev has insisted that the offer to minority shareholders is fair because it is the same price paid to BAC. We believe this is disingenuous. The same price is not the same value. As noted above, that price is now almost a year old, and Quinsa’s performance since has increased dramatically.

Simply applying the same formula that was used to calculate the price agreed to by BAC in April 2006 suggests the inadequacy of the current offer. Should the same multiple range (9.3 – 9.5x) be applied to the projected EBITDA of Quinsa for fiscal year 2007, the calculation would yield a quite different value than what is currently being offered.

Furthermore, we believe that an estimate of 2007 EBITDA should be based on an outside assessment. Oddly, the Citigroup investment analyst who regularly follows AmBev, and is in close communication with its management, recently (January 29, 2007) published an estimate of Quinsa’s EBITDA for fiscal year 2007. His estimate of US$590 million stands in stark contrast to the US$456.6 million estimate provided by Quinsa management to Citigroup for use in providing its fairness opinion to shareholders.

Doing the math yields an interesting result:

Estimated Quinsa 2007 EBITDA	US$590 million	US$590 million
Less: Minority Interest	42	42
BAC Transaction EBIT multiple	548 million x 9.3	548 million x 9.5
	5,096 million	5,206
Less: Quinsa’s net debt at 12/31/07	117	117
	4,979 million	5,089
Divided by ADS equivalents	54.2 million	54.2 million
Value per ADS Equivalent	US$91.87 per ADS	US$93.89 per ADS

In our view the current offer does not reflect the long-term value of Quinsa to its owners because it does not fully consider the company’s current performance and future prospects, nor does it reflect the current market valuation of AmBev or recent valuations paid to acquire brewing assets.

Failed Offer

In the event of a failed offer, we are more than happy to continue to hold our shares. In our view, Quinsa is an excellent business, with strong margins and good growth prospects. If the offer fails, we would like to take a more active stance towards our position to protect our rights as minority shareholders. Towards that goal, we would first request that you immediately release the 2006 full-year financial results. Second, we would ask you to name an independent party to the board of Quinsa to act on behalf of minority shareholders.

If the offer succeeds despite the fact that we have declined to tender, then we would look forward to seeking fair value of our shares from the Luxembourg authorities in a squeeze-out process, and, in particular, we would explore applying the minority shareholder protections of neighboring jurisdictions to a Luxembourg context.

Please feel free to contact us at any time to discuss these matters further.

Yours truly,

Arnhold and S. Bleichroeder Advisers, LLC
Jason B. Dahl
Steve Dixon
Jonathan Spitzer

APPENDIX II

Institutional Shareholder Services (ISS)
Proxy Analysis of
Quilmes Industrial S.A. (Quinsa)
Published 18 June 2007
Publication Date: 18 June 2007

Company Info
Country	Luxembourg
Meeting Type	Annual June 29, 2007
Meeting Time	10:00
Meeting Location	Dexia Banque Internationale a Luxembourg, 69, route d’Esch, L-2953. Luxembourg
Record Date
Share Blocking Date	June 22, 2007
Quilmes Industrial SA (Quinsa), through subsidiaries, brews beer and bottles soft drinks. The company produces beer under the brand names Quilmes, Cristal, Iguana, Andes, Norte, Palermo, Imperial, Liberty, Baltical, Pilsen, Dorada, Bremen, Baviera, Doble Uruguaya, Zillertal, and Bieckert and produces Heineken under license.

Quilmes Industrial SA (Quinsa)

Recommendations - International Standard Policy

Item	Code*	Proposal	Mgt. Rec.	ISS Rec.
Annual Meeting Agenda
1	M0105	Accept Financial Statements and Statutory Reports for the Fiscal Year Ended Dec. 31, 2006	FOR	FOR
2	M0104	Accept Consolidated Financial Statements and Statutory Reports for the Fiscal Year Ended Dec. 31, 2006	FOR	FOR
3	M0219	Approve Remuneration of Directors and Audit Committee	FOR	AGAINST
4	M0152	Approve Allocation of Income and Dividends	FOR	FOR
5	M0265	Approve Discharge of Directors and Auditors	FOR	FOR
6	M0318	Approve Share Repurchase Program	FOR	AGAINST
7	M0201	Elect Directors	FOR	AGAINST
8	M0101	Appoint Statutory Auditors and Independent Auditors	FOR	FOR
9	M0125	Transact Other Business (Voting)	FOR	AGAINST
__________
*S indicates shareholder proposal

Report Comments
Proposals and recommendations
Proposals and recommendations
Equity Capital
Audit Summary
Director Profiles
Proposals
This issuer may have purchased self-assessment tools and publications from ISS Corporate Services, Inc. (“ICS”), a wholly-owned subsidiary of Institutional Shareholder Services Inc. (“ISS”) or ICS may have provided advisory or analytical services to the issuer in connection with the proxies described in this report. No employee of ICS played a role in the preparation of this report. If you are an ISS institutional client, you may inquire about any issuer’s use of products and services from ICS, by emailing disclosure@issproxy.com. If you have a question about this analysis call: 301-556-0540 or email to ISSHotline@issproxy.com

Equity Capital
Type	Votes per share	Issued	Authorized	Par Value - USD
Class A Shares	1.00	631,772,693	NA	NA
Class B Shares	1.00	48,768,241	NA	NA

Ownership - Class A Shares	Number of Shares	Percent of Class
Beverage Associates Holding Ltd.	373,520,000	59.12
Dunvegan	230,920,003	36.55
Other shareholders	6,872,480	1.09
Ownership - Class B Shares	Number of Shares	Percent of Class
NCAQ	26,388,914	54.11
Dunvegan	12,000,000	24.61
Other Shareholders	8,661,207	17.76

Note
All the shareholders listed under “A shares”, plus NCAQ and Dunvegan under “B shares” are direct and indirect subsidiaries of AmBev.  AmBev thus owns a 97.64-percent voting interest and an 88.29-percent economic interest in Quinsa, on a consolidated basis (source: Annual Report 2006, p. 16). Each Class A and each Class B share carries one voting right. Each Class B share shall be entitled to distribution of an amount of dividends and, in the event of winding up of the company, to proceeds of liquidation, equal to ten times the amount of distribution of dividends or liquidation proceeds to which each Class A share shall be entitled. The authorized capital of the company is of $400 million represented by Class A shares without par value and Class B shares without par value in a total amount of 6,790,862,498 shares (Source: Annual Report 2006, p. 17).

Audit Summary
Accountants	PricewaterhouseCoopers
Audit Fees	The proxy statement does not include information regarding the breakdown of fees paid to the auditor in the last fiscal year.

Director Profiles
		Classification						Committee (C = chair, F = financial expert)
Executives
Name	Nominee	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Boards	Outside CEO
Joao M. Giffoni Castro Neves	N/D	Not Independent	Executive Director		2009	3			N/D	N/D
Non-Executive
Name	Nominee	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Boards	Outside CEO
Carlos Alberto da Veiga Sicupira(1)	N/D	Not Independent	Non- Independent NED	Board Attestation of Affiliation	2009	4	59		N/D	N/D	1
Alvaro de Souza(2)	N/D	Independent	Non- Independent NED		2012	2	57		N/D	N/D	1
Victorio Carlos De Marchi(3)	N/D	Not Independent	Non- Independent NED	Board Attestation of Affiliation	2008	4	68		N/D	N/D	1
Jaques-Louis De Montalambert(4)	N/D	Not Independent	Non- Independent NED	Tenure	2008	18			N/D	N/D
Gustavo Alfredo Horacio Ferrari	N/D	Independent	Independent NED		2012	2			N/D	N/D
Roberto Moses Thompson Motta(5)	N/D	Not Independent	Non- Independent NED	Shareholder Represent-ative	2008				N/D	N/D
Milton Seligman(6)	N/D	Not Independent	Non- Independent NED	Board Attestation of Affiliation	2009	2			N/D	N/D	0
Floreal-Horacio Crespo	N/D	Independent	Independent NED		2012	2			N/D	N/D	0

Note
1.	Da Veiga Sicupira is member of the board of directors of AmBev, the majority shareholder of Quinsa, and Inbev (a company controlled by AmBev).
2.	Alvaro de Souza is member of the board of directors of AmBev, the majority shareholder of Quinsa. Therefore, he cannot be considered independent according to ISS criteria.
3.	De Marchi is co-chairman of Quinsa and co-chairman on the board of AmBev, the majority shareholder of Quinsa.
4.	De Montalembert has been director on Quinsa since 1989.
5.	Motta represents the shareholder Dunvegan, controlled by AmBev.
6.	Seligman is currently Public Affairs Officer in AmBev.

Additional Note
According to the 2006 annual report, the board of Quinsa was composed of 14 members prior to Aug. 2006, when there was a change in control and AmBev became the controlling shareholder.  The directors Montalambert and Crespo were co-opted in Aug. 2006.

Summary Information
Average age	N/A
Average tenure	N/A
Average outside boards per director	N/A
Percent of directors who are outside CEOs	0%
Directors with less than 75% attendance
Directors who do not own company stock

Independence
	Number of Directors	Number of Independents
Board	9	2
Audit	3	2
Compensation	0	0
Nominating	0	0

Note

The annual report was not disclosed by the company. Only the press release section on the company Web site is up to date. We contacted the investor relations officer, who provided us with the 2006 annual report, which is not available on the company’s Web site, allowing ISS to include details on important corporate governance indicators such as current board composition, compliance with best practice recommendations, and auditor’s opinion.

Recent events:

As of Dec. 31, 2005, Quilmes Industrial SA (“Quinsa”) was controlled by Beverage Associates Holding Corp. (“BAH”) and by Companhia de Bebidas das Américas (“AmBev”), through NCAQ and Dunvegan, who indirectly owned 33.4 percent and 54.9 percent, respectively, of Quinsa’s shares and 56.5 percent and 40.7 percent of the voting rights.

In 2006, BAH, wholly owned subsidiary of AmBev launched a voluntary offer to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares of Quinsa not already owned by AmBev and its subsidiaries. According to a company press release dated Jan. 25, 2007, the board of directors of Quinsa unanimously announced that the offer was fair to Quinsa shareholders other than AmBev and its subsidiaries.  However, we note that the six of the nine current board members are linked to AmBev. The offer expired on March 16, 2007, and as a result, AmBev acquired further 0.63 percent of voting rights in Quinsa.

AmBev currently owns, directly and indirectly, a 97.64-percent voting interest and an 88.29-percent economic interest in Quinsa, on a consolidated basis (source: Annual Report 2006, p. 16).

Proposals Annual Meeting Agenda

Items 1 and 2: Accept Financial Statements and Consolidated Financial Statements and Statutory Reports for the Fiscal Year Ended Dec. 31, 2006	FOR

This is the company’s routine submission of its annual individual and consolidated financial statements for the fiscal year ended Dec. 31, 2007, as well as the director and auditor reports thereon.

The company registered consolidated net profit of $165.8 million (EUR 125.67 million) in 2006, compared to net profit of $131.4 million (EUR 99.6 million) in 2005.

PricewaterhouseCoopers, Reviseurs d’Entreprises audited the financial statements for 2006. The auditor’s report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company’s financial statements are fairly presented in accordance with the IFRS adopted by the European Union.

These are routine requests in Luxembourg. Unless there is a specific concert with respect to the company’s auditing procedures, we recommend support for these items. Vote FOR Items 1 and 2.	International Standard Policy

Item 3: Approve Remuneration of Directors and Audit Committee	AGAINST

This item seeks shareholder approval for the compensation of the company’s directors and audit committee.

According to the annual report 2006, a remuneration of $1,688,000 was paid to the board for the fiscal year 2006, and no Quinsa share or options were granted to directors. No information is available regarding the Audit Committee remuneration or about the proposed directors’ compensation for 2007.

We note that some of the company’s directors and officers participate in performance and seniority-based remuneration plans pursuant to which they receive an annual bonus as an incentive compensation for their services. Starting in 2007, a new compensation scheme for managers foresees a remuneration package in cash and in AmBev shares. The company states in the 2006 annual report that this package ties top management’s compensation to actual performance, and therefore aligns the interest of management and shareholders.

However, we note that AmBev has been the majority and controlling shareholder of Quinsa since August 2006 and this compensation scheme is therefore not aligned with the interests of Quinsa’s minority shareholders (as the performance plan does not involve Quinsa shares).

Resolutions to approve fees for directors are generally routine items. However, such resolutions generally include information regarding the amounts to be paid to the directors. In this case, the company requests that shareholders approve the remuneration of such directors without providing the details of such remuneration. We believe it is inappropriate to request that shareholders vote on such a measure without adequate information.

Vote AGAINST Item 3.	International Standard Policy

Item 4: Approve Allocation of Income and Dividends	FOR

This resolution seeks approval of management’s plans for allocating income for the year. No specific details are available about the proposed allocation of income.

However, according to the 2006 annual report, the board intends to propose shareholders the distribution of a dividend of $0.0534 (EUR 0.04) for each Class A share and $0.5339 (EUR 0.4) for each Class B share.

Compared to the earnings per share reported for 2006, the payment represents a payout ratio of 34.9 percent for both classes of shares. Last year, the company’s payout ratio was about 29 percent for both classes of shares.

Based on the increase in dividend and the payout ratio, which meets our minimum standard, we recommend a vote in favor of the proposed allocation of income.

This is a routine income allocation proposal.

Vote FOR Item 4.	International Standard Policy

Item 5: Approve Discharge of Directors and Auditors	FOR

This item requests that shareholders approve formal discharge of responsibility of members of the board for fiscal 2006.

This is a standard request in Luxembourg, and discharge generally is granted unless a shareholder states a specific reason for withholding discharge and intends to undertake legal action. This is a routine request.

Vote FOR Item 5.	International Standard Policy

Item 6: Approve Share Repurchase Program	AGAINST

Approval of this item would authorize the board to operate a share repurchase plan.

In accordance with statutory guidelines, the company may buy back up to 10 percent of its outstanding shares. Furthermore, the company may not repurchase its own shares if and to the extent this would reduce its net assets below the aggregate share capital and legal reserve. The repurchase authority will be valid for 18 months.

Some shareholders object to share buybacks, preferring to see extra cash invested in new businesses or paid out as dividends. We believe that when timed correctly, repurchases are a legitimate use of corporate funds and can add to long-term shareholder returns.

Share repurchase authorities are usually not problematic among Luxembourg companies, and there are no signs of abuse of this authority in the past at Quinsa. However, due to the lack of disclosure, we were unable to properly evaluate the terms of this authority, namely the maximum purchase price, minimum selling price, and the periods during which this authority could be exercised. In particular, we were not able to assess the ability of the company to use this share repurchase authorization during a takeover period. In light of this lack of information, shareholders are advised to vote against this resolution at this time, or until the company has released sufficient information to make an informed voting decision on this matter.

Vote Against Item 6.	International Standard Policy

Item 7: Elect Directors	AGAINST

This proposal asks shareholders to reappoint the company’s directors to the board. The company has disclosed no information about the nominees, or their backgrounds. Moreover it is not clear how many new members the company intends to elect. According to the annual report 2006, the board of Quinsa consisted of 14 members until August 2006, when AmBev became the majority and controlling shareholder of Quinsa. Currently, there are nine members on the board, who are indicated in the directors’ table above. We note that four current directors hold positions in AmBev and Thompson Motta represents the shareholder Dunvegan (controlled by AmBev).

According to ISS classification criteria, only two current directors can be classified as independent. The company maintains an Audit Committee, composed of three members, two of whom are independent directors. The company states in the 2006 annual report that the company adopted a new Corporate Governance Charter on June 1, 2007, which foresee the constitution of Nomination and Remuneration Committees, whose members have not yet been designated.

ISS prefers that all key board committees comprise only independent non-executive directors. In the future, ISS will review the membership of this company’s committees.

We strongly believe that publicly listed companies should disclose details on proposals at least 30 days prior to the meeting. When this information is not available well in advance of the meeting, investors are not left with sufficient time to evaluate the candidates and, in the case of shareholders who will not be present at the meeting themselves, to submit voting instructions via a custodian bank. Because the names of the nominees were not available at the time this analysis was written, which does not allow shareholders to make an informed decision, and because the company does not have a sufficient number of independent members on the current board, shareholders are advised to vote against this item..

Vote Against Item 7.	International Standard Policy

Item 8: Appoint Statutory Auditors and Independent Auditors	FOR

The board recommends that shareholders support the appointment of the company’s independent and statutory auditors for the coming year.

The current independent auditing company is PricewaterhouseCoopers. Note that the auditor’s report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company’s financial statements are fairly presented in accordance with generally accepted accounting principles.

Due to the lack of disclosure provided by the company, investors should consider whether an abstain vote is warranted to register discontent with the company. However, fiduciary voting obligations that apply particularly for U.S.-based institutional investors may preclude abstentions and require either a vote in support or against a voting resolution. Therefore, ISS recommends qualified support for this resolution, as the issue is routine and typically unproblematic in a market where most companies do not disclose such related information.

This is a routine item.

Vote FOR Item 8.	International Standard Policy

Item 9: Transact Other Business (Voting)	AGAINST

This is a routine item to allow shareholders to raise other issues and discuss them at the meeting.

Only issues that may be legally discussed at such meetings may be raised under this authority. As we cannot know the content of these issues, we cannot recommend that shareholders approve this request.

Because “other business” could include provisions or motions that would negatively affect shareholder rights, we cannot recommend support for this proposal.

Vote Against Item 9.	International Standard Policy

Additional Information and Instructions

Other voting and registration requirements: Proxy circulars and voting materials can be obtained from your custodian or from the company’s registered office.

Shareholders of Class A and Class B shares shall deposit their shares with banks, financial institutions, clearing house(s) in Luxembourg or abroad or at the registered office of the company before June 22, 2007. The attendance list will be closed at that date.

Holders of ADSs should block their shares with The Bank of New York before June 22, 2007. The depositary has established June 4, 2007, as the record date for purposes of determining which holders of ADSs are entitled to vote at these meetings.

Voting Requirements: Shareholders may vote by mail by returning their proxy cards to the registrars. Proxy cards must be received no later than June 26, 2007.

Security ID:L7899K101 (CINS), L7899K127 (CINS), L7899K135 (CINS), L7899K184 (CINS), 74838Y108 (CUSIP), 74838Y207 (CUSIP), L7899K176 (CINS)

This proxy analysis and vote recommendation have not been submitted to, nor received approval from, the United States Securities and Exchange Commission or any other regulatory body. While ISS exercised due care in compiling this analysis, we make no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assume no liability with respect to the consequences of relying on this information for investment or other purposes. In particular, the research and voting recommendations provided are not intended to constitute an offer, solicitation or advice to buy or sell securities.

ISS is a wholly-owned subsidiary of RiskMetrics Group, Inc. (RMG), a provider of financial risk management analytics and solutions.

This issuer may be a client of ISS, ICS, or ISS’ parent company, RMG, or the parent of, or affiliated with, a client of ISS, ICS, or RMG. ISS may in some circumstances afford issuers, whether or not they are ICS clients, the right to review draft research analyses so that factual inaccuracies may be corrected before the recommendations are finalized. Control of research analyses and voting recommendations remains, at all times, with ISS.

Three of RMG’s largest stockholders, General Atlantic, Spectrum Equity Investors, and Technology Crossover Ventures, are private equity investors whose business activities include making equity and debt investments in public and privately-held companies. In addition, RMG has other smaller stockholders who may make equity investments in public and privately-held companies. As a result, from time to time one or more of RMG’s stockholders or their affiliates (or their representatives who serve on RMG’s Board of Directors) may hold securities, serve on the board of directors and/or have the right to nominate representatives to the board of a company which is the subject of one of ISS’ proxy analyses and vote recommendations. We have established policies and procedures to restrict the involvement of any of RMG’s non-management stockholders, their affiliates and board members in the editorial content of our analyses and vote recommendations.

Institutional Shareholder Services Europe SA (“ISS Europe”) is a wholly-owned subsidiary of ISS, Jean-Nicolas Caprasse, the managing director of ISS Europe, is a non-executive partner of Deminor International SCRL. (“International”), a company which provides active engagement and other advisory services to shareholders of both listed and non-listed companies.  As a result, International may be providing engagement services to shareholders of a company which is the subject of one of our analyses or recommendations or otherwise working on behalf of shareholders with respect to such a company. As a non-executive partner of International, Mr. Caprasse is not involved in the engagement and other services provided to the clients of International. International has no role in the formulation of the research policies, reports and vote recommendations prepared by ISS or ISS Europe. Mr. Caprasse will benefit financially from the success of International’s business in proportion to his partnership interest.

Neither RMG’s non-management stockholders, their affiliates nor RMG’s non-management board members are informed of the contents of any of our analyses or recommendations prior to their publication or dissemination.

Quilmes Industrial SA (Quinsa)

18 June 2007

© 2007, Institutional Shareholder Services Inc. All Rights Reserved. The information contained in this ISS Proxy Analysis may not be republished, broadcast, or redistributed without the prior written consent of Institutional Shareholder Services Inc.

APPENDIX II

PUNCH CARD CAPITAL, L.P.
I N V E S T M E N T   P A R T N E R S H I P

ANNUAL GENERAL MEETING OF QUILMES
INDUSTRIAL (QUINSA), S.A.

29 JUNE 2007

STATEMENT ON BEHALF OF PUNCH CARD CAPITAL LLC

The Chairman of the general meeting is requested to attach this statement to the minutes of the annual general meeting.

Dear members of the board,
Dear shareholders,

Punch Card Capital has been a Quinsa shareholder for quite some time. As of today, we are still one of the largest minority shareholders of Quinsa, if not the largest.

As demonstrated by the Active stance we took since the InBev Group acquired the exclusive control of Quinsa, we are very concerned by the position of the company’s minority shareholders.

Earlier this year, AmBev launched a takeover on all shares of Quinsa following its acquisition of exclusive control over the company in August 2006.  Punch Card Capital decided not to tender its shares. One of the reasons for not tendering the shares was that we believed that AmBev’s offer did not reflect the fair value of the Quinsa shares nor its full value potential. The results for 2006, which exceeded the expectations according to the CEO’s letter to the shareholders, confirmed our analysis.

Today, we still believe that Quinsa offers a strong potential in terms of value creation. As shareholders of Quinsa we expect of course to receive our share of the value that will be created. The fact that Quinsa is now exclusively controlled by and is presented as being fully integrated into the InBev Group should not be an obstacle to this objective of value creation provided Quinsa remains managed as an autonomous company and provided the objective of the board and the management is to create value for all shareholders of the company.

We would expect the board of Quinsa to abide by the governance principles of the InBev Group which proclaims that “it is especially respectful of the rights of its minority shareholders”. This fundamental principle has been endorsed by the

Luxembourg Stock Exchange in its Ten Principles of Corporate Governance: “It is important that the controlling or strategic shareholders make judicious use of their power and respect the rights and interests of the minority shareholders”. We want to make sure that such commitment is and will be respected at the level of our company.

Accordingly, one of our major concerns is the relationship between Quinsa and its controlling shareholder. Although the intention is to fully integrate Quinsa into the InBev Group, the InBev Group cannot deny Quinsa’s autonomous existence. As a listed company with a free float of roughly 9%, Quinsa must remain independent from its controlling shareholder.  It is therefore necessary for the board of Quinsa to have a sufficient number of independent directors and those directors must be fully independent from the controlling Shareholder. We were rather surprised to see that this requirement had not been retained by Quinsa while assessing directors’ independence. We strongly recommend that the board complies with the definition and the criteria of the European Recommendation of 15 February 2005 and with the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange which require the absence of any relationship with a significant shareholder in order for a director to be considered as independent.

There are currently only two directors who meet those independence criteria. This number should be increased to at least one-third, if not more, in order to guarantee Quinsa’s independence from its controlling shareholder. As far as the special committees of the board are concerned, all of them should consist of a majority of independent directors. We also think that it would be necessary to have the Chairman of the board, or at least one Co-Chairman, elected among the independent directors.

As far as the incentives to create value are concerned, we see absolutely no reason why the management should be rewarded with AmBev shares. Such remuneration policy creates a conflict of interest since the management is more inclined to pay attention to the sole interest of the controlling shareholder rather than to create value for all Quinsa shareholders. This is absurd from a corporate governance point of view and we expect the board of directors to change its remuneration policy in order to align the management’s interest with the interest of all Quinsa shareholders.

In order to prevent any transfer of value from Quinsa to the InBev Group which would penalize Quinsa’s minority shareholders, we believe that transactions between both groups should be reviewed by a committee of the board consisting only of independent directors. This review could be limited to transactions exceeding a certain value or percentage of the company’s revenues, assets or liabilities. The transaction and the committee’s opinion as to the fairness of the transaction should be disclosed. A similar mechanism should be put in place in order to also guarantee a fair allocation of business opportunities and to prevent any misappropriation to the detriment of Quinsa.

As we hope that the board of Quinsa will accept and encourage a dialogue with the company’s shareholders, we would like to have the official confirmation that any shareholder or group of shareholders holding at least 5% of Quinsa’s share capital has the right to submit proposals to the board concerning the agenda for the general meeting.

In order to foster a constructive dialogue with shareholders it is however necessary to inform them correctly and regularly. We are currently disappointed by the lack of information from the company. Quinsa only discloses annual and  semi-annual financial statements. We would strongly recommend also publishing quarterly results in order to improve shareholders’ information and transparency. AmBev’s quarterly publication of its segment results is no substitute for Quinsa releasing its own quarterly report. We need not remind you that the InBev Group has already declared that it is “committed to maintaining a strong line of communication with its shareholders at all times.”

In addition to standard financial information, we also believe that Quinsa should be fully transparent on any agreement or concerted practice it would have with the InBev Group and which would have an impact on the company’s results, activities and development. Any opacity with respect to the relationships between both groups must be avoided in order to prevent suspicion which may eventually lead to some decisions or transactions being challenged by shareholders.

Our purpose was not to identify all the areas where improvements are required in order to have Quinsa comply with international best practices of corporate governance and protection of shareholders’ interests. We thought however that it was necessary to already indicate those issues which the board of Quinsa should consider as immediate priorities. It also seemed useful to present you with suggestions and proposals which could contribute to a maximization of the company’s value and guarantee its fair distribution to all the company’s shareholders. Most of these suggestions and proposals are already considered as good practices by the InBev Group. Applying those practices to Quinsa should therefore not be a problem.

We also wanted to take the opportunity of this annual general meeting to send a clear message to the board of directors and to tell you that we are committed to doing everything that is necessary to protect our interests as shareholders, that we will keep monitoring the board’s activities to make sure that our interests are being taken care of and, most of all, that we will always be available for a constructive dialogue in order to discuss those issues with the board. We believe that the company and all its shareholders could benefit from such a dialogue. We hope that you will share this conviction.

/s/ Norbert Lou
Norbert Lou

June 2007

APPENDIX III

Annual General Meeting of Quinsa – 29 June 2007
List of Questions of Deminor

d  e  m  i  n  o  r

QUILMES INDUSTRIAL (QUINSA), S.A.

  List of questions for the annual general meeting of 29 June 2007

This document includes a list of questions which Deminor will ask at the annual general meeting of Quilmes Industrial (Quinsa) S.A. Deminor reserves the right to ask additional questions during the meeting.

Deminor requests the Chairman of the general meeting to attach this list of questions to the minutes of the general meeting. Deminor also requests the answers to those questions to be recorded in the minutes of the general meeting.

1.	Financial Statements

1.1.
Could you please give more details on the “Additional provision and finance cost” of US$29.5 million (Profit sharing and bonuses) and US$36.8 million (Legal, tax, labor and commercial claims) (see Annual Report, p.29)? Why have those provisions increased compared to last year (US$66.3 million in 2006 vs. US$23.1 million in 2005)? Are such provisions and amounts likely to be recurring in the coming years?

1.2.
Could you please explain the increase in “Wages and salaries, including severance indemnity costs and termination benefits” (US$96.9 million compared to US$81 million in 2005)? Have: MM. Mansilla (former CEO) and del Campo (Argentine Beverages Division Director) received any benefits or compensation for their leaving the company’s management at the end of 2006? If so, what was the amount? Could you please explain and justify the amounts paid?

1.3.
As of 31 December 2006 the company held 19 million A shares and 1.6 million B shares as Treasury stock. The company has not acquired own shares during 2006. What will Quinsa do with its own shares? Will those shares be cancelled? Does Quinsa have the intention to keep acquiring own shares? For what purpose?

1.4.
According to the last Form 20-F (filed in 2006): “At the time of the Heineken settlement, AmBev, BAC and Quinsa entered into an agreement that gives Quinsa the right to purchase the QI(B) shares held by AmBev and BAC for cash at fair market value if and when Quinsa’s Board of Directors decides to exercise such right. BAC and AmBev further agreed to cause all members of the Quinsa board nominated by BAC or AmBev, respectively, to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval of the exercise of the call option.” Could you please confirm that Quinsa still has a call option on the QI(B) shares held by AmBev (representing 7.05% of QI(B))? Could you please explain why the company has not yet exercised its call option?

1.5.
Is there any agreement between Quinsa and the InBev/AmBev Group with respect to the distribution and/or the development of (potential) markets (geographic or products) in South America? If so, could you please give more details?

1.6.
In the annual report, you indicate that “We are in the process of implementing a number of initiatives already in place across the InBev system. Among other things, we are introducing the Zero-Based Budget program which should be fully implemented before the end of the current year. We are also establishing a Shared Business Service Centre along the lines of those already established in Brazil and Europe where all back-office processes will be performed, and a centralized and expanded Purchasing Centre to handle a wide-range of transactions, including the hiring of service providers.” Could you please elaborate on the expected savings and quantify the financial impact of these initiatives?

1.7.	Could you please explain and give more details on the amount of US$42 million under Key management compensation? Why has such amount increased by 65% compared to 2005 (+ US$16.6 million)?

1.8.	Could you please give more details on the maximum price for the authorisation to acquire own shares (item 6)? Why is the maximum price not determined on the basis of the stock market price?

2.	Corporate Governance

2.1.
M. Alvaro Cardoso de Souza is presented as being independent. M. Cardoso is however a board member of AmBev (see Corporate Governance Report). M. Cardoso does not meet the independence criteria of the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange (Recommendation 3.5. and Appendix D) since he represent a strategic shareholder with a 10% or greater holding. Could you please explain why he is presented as being independent?

2.2.
Since M. Cardoso cannot be considered as independent, do you have the intention to appoint a new independent director? Should you not appoint a new independent director, how will you deal with the requirement to have an audit committee consisting solely of independent directors?

2.3.
Could you please confirm that Quinsa complies with all recommendations of the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange? Should Quinsa depart from any of those recommendations, could you please identify those recommendations and explain those deviations?

2.4.	Why has Quinsa not published its Corporate Governance Charter on its website as recommended? Why has Quinsa waited until 1 June 2007 to adopt a Charter?

2.5.
Could you please confirm that Quinsa complies with Recommendation 10.7 of the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange (“Any shareholder holding at least 5% of the company’s share capital may submit proposals to the board concerning the agenda for the Annual General Meeting.”)?

2.6.
Could you please give more details on the new remuneration policy for the company’s executive managers (including the CEO)? Could you please specify and quantify the “performance targets” used to decide whether or not a manager is entitled to a bonus? Could you please explain why executive managers are entitled to AmBev shares and not to shares of the company? How can you guarantee that the interests of the executive managers are linked to those of Quinsa’s shareholders if executive managers’ interests are linked to those of the controlling shareholder only?

2.7.	Could you please explain why no director of Quinsa hold shares of the company? How can shareholders have any guarantee that the directors’ interests are aligned with those of the shareholders?

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